



Aquila Solutions, LLC
Small Business Bond™

Bond Terms:

Bond Yield: 8.75%

Target Raise Amount:
$1,000,000

Offering End Date: February 27, 2023

Repayment Period: 7 years (84 months)

Minimum Raise Amount: $250,000

Company Details:

Name: Aquila Solutions, LLC

Founded: July 13, 2011

Address: 349 Margie Dr, Suite 2
Warner Robins, GA 31088

Industry: Regulatory Filings & Consulting Services

Employees: 13

Website: https://www.aquilasolutions.us/

Use of Funds Allocation:

If the maximum raise is met:

$430,000 (43.00%) – of the proceeds will go towards hiring
$200,000 (20.00%) – of the proceeds will go towards consulting services
$182,500 (18.25%) – of the proceeds will go towards operating expenses
$150,000 (15.00%) – of the proceeds will go towards marketing
$37,500 (3.75%) – of the proceeds will go towards SMBX's capital raise fee

Social:

LinkedIn: 1,269 Followers





Business Metrics:

	FY20	FY21	YTD 10/31/2022
Total Assets	$1,002,469	$310,300	$966,879
Cash & Cash Equivalents	$869,552	$158,588	$636,340
Accounts Receivable	$132,917	$146,453	$330,059
Short-term Debt	$0	$1,841	$1,471
Long-term Debt	$0	$0	$0
Revenue	$1,776,770	$856,425	$1,687,308
Cost of Goods Sold	$0	$44	$3,749
Taxes	$0	$0	$0
Net Income	$1,057,629	-$371,822	$661,598

Recognition:

Aquila Solutions, LLC (DBA Aquila Solutions) was founded by Joshua Boutwell in 2010. Prior to starting the company, he worked at several pharma companies, biotech companies, and international CROs. He has a BS in Biology from Georgia Institute of Technology and an MBA from Georgia State. In addition to his work in Regulatory Affairs, Mr. Boutwell has worked for the Center for Disease Control and Prevention (CDC) in Atlanta, Ga and has conducted research at Emory University and served as an adjunct professor teaching regulatory affairs. Since founding Aquila Solutions, Mr. Boutwell has managed thousands of projects, including numerous initial applications.

About:

Aquila Solutions, LLC (DBA Aquila Solutions) was founded in 2010 with the primary purpose of aiding small to medium pharmaceutical and biologic companies with navigating the regulatory systems. We have successfully published applications for biologics, sterile products, and combination products, among others.

For more information, contact our Customer Support Team at support@thesmbx.com

